STATEMENT OF INVESTMENTS

Dreyfus Cash Management Plus, Inc.

April 30, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--56.7%	Principal Amount ($)	Value ($)
Allied Irish Banks N.A. Inc. (Yankee)		
2.74%, 10/8/08	150,000,000	150,006,575
Allied Irish Banks PLC (Yankee)		
3.02%, 10/24/08	375,000,000	375,027,085
American Express Company		
3.05%, 8/25/08	100,000,000	100,000,000
Bank of Ireland (Yankee)		
3.03%, 10/28/08	50,000,000 a	50,001,231
Bank of Montreal (Yankee)		
3.00%, 7/22/08	100,000,000	100,159,137
Bank of the West (Yankee)		
3.28%, 7/28/08	450,000,000	450,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
4.77%, 5/8/08	100,000,000	100,000,000
Barclays Bank PLC (Yankee)		
2.80% - 3.05%, 7/25/08 - 10/2/08	500,000,000	500,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee)		
2.80%, 10/10/08	250,000,000	250,011,092
Calyon (Yankee)		
2.75%, 10/6/08	300,000,000	300,000,000
Canadian Imperial Bank of Commerce (Yankee)		
2.90% - 2.94%, 7/3/08 - 9/5/08	650,000,000	650,000,000
Comerica Inc.		
3.08% - 3.80%, 6/6/08 - 10/22/08	465,000,000	465,000,000
Credit Agricole (London)		
3.11%, 7/1/08	272,000,000	272,000,000
Credit Suisse (Yankee)		
3.12% - 4.44%, 5/11/08 - 7/3/08	500,000,000 b	500,000,000
DEPFA BANK PLC (Yankee)		
2.90%, 7/7/08	300,000,000 a	300,000,000
Fortis Bank (Yankee)		
2.80%, 10/3/08	95,000,000	95,000,000
HSBC USA Inc.		
3.06%, 5/19/08	100,000,000	100,000,000
National Australia Bank Ltd. (London)		
2.75%, 7/3/08	550,000,000	550,000,000
Natixis (Yankee)		
2.90%, 7/7/08	130,000,000	130,000,000
Nordea Bank Finland PLC (Yankee)		
3.61%, 10/17/08	450,000,000	452,400,556
Santander Central Hispano Finance (Delaware) Inc. (London)		
3.05%, 6/23/08 - 6/25/08	248,000,000	248,153,892
Societe Generale (London)		
3.72% - 4.53%, 7/7/08 - 7/18/08	450,000,000	450,000,000
Swedbank (ForeningsSparbanken AB) (Yankee)		
2.74% - 2.81%, 7/3/08 - 10/9/08	500,000,000	500,000,000

UBS AG (Yankee)		
2.80% - 3.22%, 7/3/08 - 10/8/08	475,000,000	475,614,658
UniCredito Italiano SpA (London)		
4.11%, 7/14/08	150,000,000	150,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $7,713,374,226)		**7,713,374,226**

Commercial Paper--31.6%

Allied Irish Banks N.A. Inc.		
3.01%, 8/21/08	150,000,000	148,616,333
ASB Bank Ltd.		
2.95%, 8/18/08	100,000,000	99,118,917
ASB Finance Ltd.		
2.80% - 4.95%, 5/7/08 - 10/6/08	300,000,000 a	298,240,917
Bank of Ireland		
2.75% - 3.02%, 7/2/08 - 10/22/08	280,000,000 a	278,320,442
CAFCO LLC		
2.96% - 3.15%, 6/10/08 - 8/12/08	350,000,000 a	347,809,111
Cancara Asset Securitisation Ltd.		
4.00%, 7/11/08	15,000,000 a	14,884,033
Citigroup Funding Inc.		
3.01% - 3.16%, 5/12/08 - 8/15/08	750,000,000	744,334,035
Commerzbank U.S. Finance Inc.		
2.95% - 3.06%, 8/15/08 - 8/20/08	400,000,000	396,427,083
Daimler Chrysler Revolving Auto Conduit LLC		
3.24%, 5/5/08	150,000,000	149,946,333
FCAR Owner Trust, Ser. I		
3.79% - 4.54%, 7/3/08 - 7/11/08	255,000,000	253,042,483
Gotham Funding Corp.		
3.12%, 5/9/08	50,718,000 a	50,683,061
Lehman Brothers Inc.		
4.17% - 4.22%, 6/13/08 - 7/14/08	300,000,000	298,000,250
Royal Bank of Scotland Group PLC		
3.77% - 4.56%, 7/3/08 - 7/17/08	300,000,000	297,647,611
Scaldis Capital Ltd.		
2.97% - 3.21%, 5/16/08 - 7/3/08	150,000,000 a	149,609,375
Skandinaviska Enskilda Banken AB		
3.04%, 10/24/08	250,000,000	246,345,556
Societe Generale N.A. Inc.		
3.72%, 7/18/08	150,000,000	148,813,750
UBS Finance Delaware LLC		
3.00%, 7/22/08	200,230,000	198,882,285
Unicredit Delaware Inc.		
3.19%, 7/14/08	28,250,000	28,067,662
Westpac Banking Corp.		
2.75%, 10/14/08	150,000,000	148,125,583
Total Commercial Paper		
(cost $4,296,914,820)		**4,296,914,820**

Corporate Notes--4.8%

Cullinan Finance Ltd.		
2.07%, 5/15/08	450,000,000 a,b	449,998,290
General Electric Capital Corp.		
2.92%, 5/26/08	100,000,000 b	100,000,000

Lehman Brothers Holdings Inc.		
3.06%, 5/23/08	97,200,000 b	97,200,000
Total Corporate Notes		
(cost $647,198,290)		**647,198,290**
Promissory Notes--5.3%		
Goldman Sachs Group Inc.		
2.58% - 5.07%, 5/1/08 - 6/17/08	475,000,000 c	475,000,000
Merrill Lynch & Co. Inc.		
2.74%, 5/12/08	250,000,000 c	250,000,000
Total Promissory Notes		
(cost $725,000,000)		**725,000,000**
Time Deposit--.4%		
Key Bank U.S.A., N.A. (Grand Cayman)		
2.25%, 5/1/08		
(cost $54,000,000)	54,000,000	**54,000,000**
Repurchase Agreement--1.0%		
Morgan Stanley		
2.59%, dated 4/30/08, due 5/1/08 in the amount of		
$135,009,703 (fully collateralized by $278,200,758		
Corporate Bonds, 3.266%-13%, due 7/2/14-2/23/37, value		
$142,527,470)		
(cost $135,000,000)	135,000,000	**135,000,000**
Total Investments (cost $13,571,487,336)	**99.8%**	**13,571,487,336**
Cash and Receivables (Net)	**.2%**	**26,891,330**
Net Assets	**100.0%**	**13,598,378,666**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $1,939,546,460 or 14.3% of net assets.

b   Variable rate security--interest rate subject to periodic change.

c   These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired from 5/15/06 to 9/21/07 at a cost of $725,000,000. At April 30, 2008, the aggregate value of these securities was $725,000,000 representing 5.3% of net assets and are valued at cost.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.
The following is a summary of the inputs used as of April 30, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	13,571,487,336	0
Level 3 - Significant Unobservable Inputs	0	0
Total	13,571,487,336	0

*Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as futures, forwards and swap contracts, which are valued at the unrealized appreciation/depreciation on the instrument.